SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 www.broadandcassel.com

September 26, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mail Stop 3561

Re:	Perry Ellis International, Inc. Form 10-K Filed April 18, 2008 File No. 000-21764

Dear Mr. Reynolds:

Based on the conversation that occurred yesterday between representatives of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), including the undersigned, and the staff (the “Staff”) of the Securities and Exchange Commission regarding Perry Ellis’ response to the comment letter dated August 8, 2008 from the Staff (the “Comment Letter”), we understand that the Staff would like to receive supplemental information and analysis regarding Perry Ellis’ position on the third comment in the Comment Letter. We agreed during this call that Perry Ellis would provide such supplemental information and analysis on or before October 15, 2008.

We appreciate the input from the Staff and will provide the supplemental information and analysis as agreed.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis
Cory Shade, Esq.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH